GlycoMimetics, Inc.

P.O. Box 65
Monrovia, Maryland 21770
(240) 243-1201

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jessica Dickerson

Re:	GlycoMimetics, Inc.

Registration Statement on Form S-4, as amended

Filed on February 18, 2025, as amended on April 4, 2025, April 29, 2025 and May 12, 2025

File No. 333-285035 (as amended, the “Registration Statement”)

Request for Acceleration

Dear Ms. Dickerson,

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, GlycoMimetics, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:01 p.m., Eastern Time, on May 14, 2025, or as soon thereafter as practicable. The Company hereby authorizes each of Asher M. Rubin, John H. Butler, and Kostian Ciko of Sidley Austin LLP, counsel to the Company, to make such request on its behalf.

Once the Registration Statement is effective, please orally confirm the event with the Company’s counsel, Sidley Austin LLP by calling Kostian Ciko at (212) 839-5450. The Company also respectfully requests that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to kciko@sidley.com.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Sidley Austin LLP, by calling Kostian Ciko at (212) 839-5450.

Very truly yours,

GLYCOMIMETICS, INC.

By:	/s/ Brian Hahn
Brian Hahn
Principal Executive and Financial Officer

cc:

Asher M. Rubin, Esq., Sidley Austin LLP

John H. Butler, Esq., Sidley Austin LLP

Kostian Ciko, Esq., Sidley Austin LLP

Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP

Branden C. Berns, Esq., Gibson, Dunn & Crutcher LLP